UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SEG Partners Long/Short Equity Fund

(Name of Subject Company (Issuer))

SEG Partners Long/Short Equity Fund

(Name of Filing Person(s) (Issuer))

CLASS I and CLASS A SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

815789-201 (Class I)

815789-102 (Class A)

(CUSIP Number of Class of Securities)

Jennifer Vinsonhaler

Select Equity Group, L.P.

380 Lafayette Street

New York, New York 10003

(212) 475-8335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

and

David L. Williams, Esq.

Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000

July 1, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Items 1 through 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on July 1, 2025 (the “Statement Filing Date”) by SEG Partners Long/Short Equity Fund (the “Fund”) in connection with an offer by the Fund to purchase Shares in an amount up to approximately 25% of the net assets of the Fund ($38,326,065) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal. Copies of the Offer to Repurchase and the Letter of Transmittal were filed as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii) to the Statement on the Statement Filing Date.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., Eastern Time, July 31, 2025.

2. No Shares were validly tendered prior to the expiration of the Offer. As a result, the Fund has accepted no Shares for purchase pursuant to the Offer.

Item 12.	EXHIBITS

Filing Fees: Calculation of Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SEG Partners Long/Short Equity Fund

By:	/s/ Matthew Stadtmauer
	Name:	Matthew Stadtmauer
	Title:	Interested Trustee, President and Principal Executive Officer

October 14, 2025

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